ACME ELECTRIC CORPORATION
INTERIM REPORT FOR THE
PERIOD ENDED DECEMBER 27, 1996


To Our Shareholders:

     In the second quarter, net income was $84,000 on sales of $23,478,000. This compares to a net loss of $834,000 on sales of $23,425,000 for the same quarter of last year.
     The Ultra Force Battery Company was unable to meet required contingen-cies for the purchase of our Aerospace Division, which will now remain an integral part of the Company. This business is slowly improving and is expected to operate at a break-even level within the next nine to twelve months. Several important new military programs will move into production between now and next Fall, which will further improve performance.
     The Electronics Division has converted 80% of its manufacturing operations to Demand Flow Technology. We are pleased with the early results -- service and quality levels are up, while inventories have declined $2.5 million from a year ago.
     This past quarter, the Electronics Division received the first award ever granted by Silicon Graphics to a power supply source for excellence in product and process design. The Division has been named the sole supplier of high-wattage power supplies for Silicon Graphics' new Onyx 2 line of super computers.
     The Power Distribution Products Division has received formal certification from the JcIT Institute of Technology for its Demand Flow Technology conversion. Here, too, we have improved service and quality levels with less inventory investment. On-time delivery for the Division has improved to over 95% of orders from 78% a year ago.
     Sales of electrical products to Latin America and the Far East continue to grow as we expand our efforts in those regions.
     Throughout the balance of this fiscal year, we will be completing our conversion to an Oracle-Registered Trademark- client/server-based business system. Much planning and preparation have gone into this project to ensure minimal disruption to our business. The system has been thoroughly tested in one of our sheet metal operations and is now ready to be implemented throughout the major portions of our business. This new system will support us well for many years and enable us to more effectively manage the Company.




Robert J. McKenna
Chairman and CEO

February 7, 1997

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the twenty-six-week periods ended December 27, 1996, and December 29, 1995 (in thousands, except for per share data):

                                                               BALANCE SHEET

                                     Dec. 27, 1996       Dec. 29, 1995
June 30, 1996
                                     -------------       -------------
-------------
Current Assets..................        $34,799             $38,523
$35,371
Fixed Assets and Other - Net....         19,162              16,331
18,773
  Total.........................        $53,961             $54,854
$54,144

Current Liabilities.............        $12,918             $11,714
$13,014
Long-Term Debt..................         25,180              27,746
25,446
Shareholders' Equity............         15,863              15,394
15,684
  Total.........................        $53,961             $54,854
$54,144


                                                     INCOME STATEMENT

                             13 Weeks      13 Weeks      26 Weeks      26
Weeks     Fiscal Year
                               Ended         Ended         Ended         Ended
       Ended
                           Dec. 27, 1996 Dec. 29, 1995 Dec. 27, 1996 Dec. 29,
1995 June 30, 1996
                           ------------- ------------- ------------- ---------
----- -------------
Net Sales...............        $23,478       $23,425       $46,701
$49,356       $96,551
Net Income (Loss).......             84          (834)           90
(501)         (280)
Net Income (Loss) Per
  Common Share                     $.02         $(.17)         $.02
$(.10)        $(.06)
Weighted Number of Shares
  Outstanding Used to
  Compute Net Income (Loss)
  per Common Share            4,965,378     4,949,791     4,961,463
4,955,494      4,955,626


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